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JENNIFER M. GOODMAN
+1 (312) 609 7732	CHICAGO • NEW YORK • WASHINGTON, DC
jgoodman@vedderprice.com	LONDON • SAN FRANCISCO • LOS ANGELES
December 17, 2014

VIA EDGAR

Ms. Stephanie Hui

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Driehaus Mutual Funds (the “Registrant” or the “Trust”)

File No. 333-200108

Dear Ms. Hui:

On behalf of the Registrant, this letter is in response to the comments you and Christina D’Angelo Fettig provided on December 10, 2014 regarding the registration statement on Form N-14 filed on November 12, 2014 (the “N-14”) relating to the issuance of shares of beneficial interest in connection with the reorganization of the Driehaus International Discovery Fund (“Target Fund”) into the Driehaus International Small Cap Growth Fund (“Acquiring Fund”), each a series of the Registrant. As you requested, this letter is being filed via EDGAR.

(1)	Comment: Please provide an accounting survivor analysis.

Response: The analysis has been provided as Appendix A to this letter.

(2)	Comment: In the President’s letter and throughout the N-14 where applicable, please clarify that the reorganization will (vs. intends to) qualify as a tax-free reorganization for federal income tax purposes.

Response: The disclosure has been revised accordingly to state that the reorganization will not occur unless the Funds receive an opinion of counsel to the effect that it qualifies as a tax-free reorganization for federal income tax purposes.

Ms. Stephanie Hui

Securities and Exchange Commission

December 17, 2014

(3)	Comment: In the second Q&A and the Synopsis, please note the difference between the Funds’ investment strategies. In addition, please note in the Q&A, that the total expense ratio of the combined fund is expected to be higher than the Target Fund.

Response: The disclosure has been revised to highlight the difference in the Funds’ investment strategies and to note that the total expense ratio of the combined fund is expected to be higher than the Target Fund.

(4)	Comment: In the fifth Q&A and throughout the N-14 where applicable, please clarify that the reorganization would not occur earlier than March 9, 2015.

Response: The disclosure has been revised to clarify that the reorganization would not occur earlier than March 9, 2015.

(5)	Comment: In the last Q&A and throughout the N-14 where applicable, please clarify what other action the Board may take should shareholders not approve the reorganization.

Response: The disclosure has been revised to state that should shareholders not approve the reorganization, the Board may take other action such as liquidating the Target Fund.

(6)	Comment: In the N-14, please specify what the total expenses associated with the reorganization are expected to be. In addition, please note in the seventh Q&A and throughout the N-14 where applicable, that the Adviser will pay the costs associated with the reorganization regardless of whether it closes.

Response: Disclosure has been added specifying the total expenses associated with the reorganization and that the Adviser will pay the costs associated with the reorganization regardless of whether it closes.

(7)	Comment: If any repositioning of the Target Fund will occur, please state in the N-14 where applicable: the % of the portfolio that will be repositioned, the brokerage costs associated with such repositioning and the estimated capital gains associated with such sales.

Response: Disclosure regarding the repositioning has been added under the Synopsis and on page 12.

Ms. Stephanie Hui

Securities and Exchange Commission

December 17, 2014

(8)	Comment: On page ii, please disclose that the audited financial statements of the Funds included in the December 31, 2013 Annual Report are incorporated by reference.

Response: This disclosure has been added to page ii.

(9)	Comment: In the Synopsis under “federal income taxes,” please note that any repositioning, if applicable, may result in the Target Fund realizing capital gains and estimate the resulting realized capital gains and whether they would be offset by any capital losses and capital loss carryforwards.

Response: This disclosure has been added to the Synopsis.

(10)	Comment: Please remove footnote 2 to the Annual Fund Operating Expenses table on page 5.

Response: This footnote has been removed.

(11)	Comment: On pages 6-7, please clarify that the portfolio managers will continue to manage the Acquiring Fund following the reorganization.

Response: Language has been added to clarify that the portfolio managers will continue to manage the Acquiring Fund following the reorganization.

(12)	Comment: Please note the following comments to the pro formas:

(i) In the pro forma statement of operations, footnote “a” should only be tied to the investment advisory fee and not the administration or transfer agency fees.

(ii) After the schedule of investments, please note in narrative form whether any securities of the Target Fund would need to be sold and provide a list of those securities.

(iii) Please add a footnote about the use of estimates.

(iv) In Note 5, please add applicable disclosure regarding repositioning.

(v) In Note 6, please clarify that the reorganization will be tax-free.

Response: The Registrant has incorporated all of these comments.

Ms. Stephanie Hui

Securities and Exchange Commission

December 17, 2014

*            *             *

If you have any questions regarding these responses, please call me at (312) 609-7732.

Very truly yours,

/s/ Jennifer M. Goodman

Jennifer M. Goodman

Appendix A

Surviving Fund Analysis

The Board of Trustees of Driehaus Mutual Funds has approved the reorganization of the Driehaus International Discovery Fund (“DRIDX”) into the Driehaus International Small Cap Growth Fund (“DRIOX” and together with DRIDX, the “Funds”) pursuant to an Agreement and Plan of Reorganization dated October 23, 2014. This memo sets forth the rationale for DRIOX to be the accounting survivor of the reorganization based on the factors discussed below1.

1.	Investment Adviser

Driehaus Capital Management LLC (“DCM” or the “Adviser”) is the adviser to both DRIDX and DRIOX and will continue as adviser to DRIOX after the merger.

2.	Investment Objectives, Policies and Restrictions

Both Funds have the same investment objective of maximizing capital appreciation, which they pursue using a growth style of investing. They each invest in equity securities of non-U.S. companies and the Adviser makes investment decisions using the same investment philosophy. The key difference between the two Funds is that DRIDX has no restriction on the market capitalization of the companies whose securities it may buy, while DRIOX, under normal market conditions, must invest at least 80% of its net assets (plus the amount of borrowings for investment purposes) in equity securities of non-U.S. small-capitalization companies at the time of investment. The Funds’ risks, policies and restrictions are otherwise substantially similar. Following the merger, the combined fund will continue to follow the policy of investing at least 80% of its net assets (plus the amount of borrowings for investment purposes) in equity securities of non-U.S. small-capitalization companies at the time of investment.

3.	Expense Structure and Expense Ratios

The expense structure subsequent to the merger will be that of DRIOX, including the DRIOX management fee of 1.50%. It is anticipated that the non-management fee expenses of the merged Funds will be lower than those of each Fund currently.

4.	Asset Size

As of September 30, 2014, the net assets of DRIDX were $98.4 million and the net assets of DRIOX were $235.1 million. Typically, as here, the larger fund in a reorganization is the accounting survivor.

5.	Portfolio Composition

This factor is discussed above in Investment Objectives, Policies and Restrictions.

[1]	See AICPA Audit and Accounting Guide for Investment Companies as of May 1, 2014 (factors to determine accounting survivor).

Conclusion:

Based on review of the factors above, the Adviser has concluded that DRIOX is the accounting survivor of the reorganization and the performance of DRIOX will continue to be used going forward.